EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$15,569,701.80(1)	$0.00011020	$1,715.78(2)
Fees Previously Paid	$12,638,057.82		$1,392.71(3)
Total Transaction Valuation	$15,569,701.80
Total Fees Due for Filing			$1,715.78
Total Fees Previously Paid			$1,392.71
Total Fee Offsets			—
Net Fee Due			$323.07

(1) The Registrant previously offered to purchase up to 1,099,918 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 1,377,603 Shares at a price equal to the net asset value per Share as of April 30, 2023 of $11.64.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on March 24, 2023.